

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Altra Industrial Motion Corp.
Mr. Christian Storch
Chief Financial Officer
300 Granite Street, Suite 201
Braintree, MA 02184

> **Re: Altra Industrial Motion Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed July 21, 2016**
> **File No. 1-33209**

Dear Mr. Storch:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief
                    Office of Manufacturing and
                    Construction